March 23, 2015

VIA EDGAR

Mary Cole

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Cole:

On January 15, 2015, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the AlphaCentric Enhanced Yield Fund and the AlphaCentric Bond Rotation Fund (the “Funds”, each a “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on March 3, 2015, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary – AlphaCentric Enhanced Yield Fund

Comment 1. Please confirm supplementally whether any AFFE is expected for this Fund and update the fee table as needed. Please also confirm whether there will be any short sale expenses for this Fund and update the fee table as needed.

Response. The sub-adviser has confirmed to the Registrant that no AFFE is expected for this Fund. The sub-adviser has confirmed to the Registrant that no short sale expenses are expected for this Fund.

Comment 2. In “Principal Investment Strategies,” it states that the Fund may invest in non-agency residential mortgage-backed securities. Please describe supplementally how the Fund will price and value the securities and any special risks associated with these types of securities.

Response. The market price for these securities is readily available from pricing services such as IDC and Markit, so both the price and value of these securities are easy to assess using the Registrant’s existing pricing and valuation policies and procedures. The additional risk associated with these types of securities versus agency residential mortgage backed securities is that there is a slightly increased credit risk because they are not guaranteed by the US government. The Registrant has enhanced the credit risk disclosure as follows:

“Credit Risk. Credit risk is the risk that the issuer of a security and other instrument will not be able to make principal and interest payments when due. Credit risk may be substantial for the Fund, particularly with respect to the non-agency residential mortgage backed securities in which the Fund invests.”

Comment 3. In “Principal Investment Strategies,” it states that the Fund may invest in credit default swaps. Please revise the disclosure to indicate whether or not the Fund will write CDS. Please also confirm supplementally that the Fund will cover the full notional value with cash or liquid securities.

Response. The Fund will segregate assets with respect to its derivative positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), the staff’s related no-action letters and other published staff interpretations.

Comment 4. In the third paragraph of “Principal Investment Strategies,” it states that the securities will have an average duration of 5 years. Please add disclosure regarding what duration is and provide an example of how it works with respect to interest rates.

Response. The Registrant has revised the disclosure as follows:

“While there are no restrictions on individual security maturity, the securities in the Fund's portfolio will generally have an average duration of less than five years. Duration is a measure of the sensitivity of the price of a fixed income investment to a change in interest rates.  For example, if interest rates drop 1%, the price of a bond with a duration of 5 years should increase about 5%.”

Comment 5. In the fourth paragraph of “Principal Investment Strategies,” it states that the sub-adviser prioritizes capital preservation. However, it states earlier that the Fund may invest in junk bonds. Please describe supplementally how investments in junk bonds are consistent with prioritizing capital preservation or revise the disclosure.

Response. The sub-adviser has confirmed to the Registrant that investments in junk bonds can be consistent with capital preservation. Credit ratings are based on getting par (or 100% of principal back).  Therefore, equating credit rating to risk of losing capital is only applicable for bonds purchased at par.  When the Fund invests in bonds with a junk rating, the Fund will not purchase them at par; the Fund will purchase them at a discount.  For example, if a bond is bought at a price of 20% of face value, the Fund only needs to receive 20% of par back to have preserved capital. To further illustrate this point, many of the junk-rated bonds in which the Fund will invest have an NAIC rating of 1 or 2.  NAIC ratings are used in the insurance industry to measure the credit risk of securities purchased below par.  Ratings of NAIC 1 and 2 are generally considered to be equivalent to the credit risk of an investment grade security because the likelihood of receiving at sale the percentage of par at which the bond was purchased is high.

Comment 6. Please confirm whether the Fund will take long positions in ETFs. If so, please revised the disclosure to clarify this.

Response. The sub-adviser has confirmed to the Registrant that the Fund will not take long positions in ETFs as part of its principal strategy.

Comment 7. In “Principal Risks of Investing in the Fund – CLO and CDO Risk”, please clarify if there are any restrictions on the types of “tranches” in which the Fund may invest.

Response. The sub-adviser has confirmed to the Registrant that there are no restrictions on the types of “tranches” in which the Fund may invest. The Registrant has revised the disclosure as follows:

“CDOs and CLOs Risk: CDOs and CLOs are securities backed by an underlying portfolio of debt and loan obligations, respectively. CDOs and CLOs issue classes or “tranches” that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CDO and CLO securities as a class. The risks of investing in CDOs and CLOs depend largely on the tranche invested in and the type of the underlying debts and loans in the tranche of the CDO or CLO, respectively, in which the Fund invests. The Fund invests in CDOs and CLOs without regard to tranche. CDOs and CLOs also carry risks including, but not limited to, interest rate risk and credit risk.”

Comment 8. In “Principal Risks of Investing in the Fund – Inverse ETF Risk”, please consider enhancing the risk disclosure to include leveraged ETFs if appropriate.

Response. The Registrant has added a separate risk disclosure for leveraged ETFs.

Comment 9. In “Principal Risks of Investing in the Fund – Repurchase and Reverse Repurchase Agreements Risk”, please consider enhancing the risk disclosure to include the idea that it could be considered a form of leverage when the market value of assets that are required to be repurchased decline below the purchase price of the asset that has to be sold.

Response. The Registrant has revised the risk disclosure as follows:

“Repurchase and Reverse Repurchase Agreements Risk: The Fund may enter into repurchase agreements in which it purchases a security (known as the "underlying security") from a securities dealer or bank. In the event of a bankruptcy or other default by the seller of a repurchase agreement, the Fund could experience delays in liquidating the underlying security and losses in the event of a decline in the value of the underlying security while the Fund is seeking to enforce its rights under the repurchase agreement. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement to repurchase the securities at an agreed-upon price, date and interest payment, and involve the risk that (i) the other party may fail to return the securities in a timely manner, or at all, and (ii) the market value of assets that are required to be repurchased decline below the purchase price of the asset that has to be sold, resulting in losses to the Fund.”

Fund Summary – AlphaCentric Bond Rotation Fund

Comment 10. Please explain supplementally why the investment objective states that it is to achieve long-term capital appreciation and total return when total return already includes capital appreciation.

Response. The sub-adviser stated the objective of capital appreciation separately even though it is encompassed in the concept of total return because it wished to emphasize that aspect of total return in the objective.

Comment 11. In “Principal Investment Strategies”, it states that the fund may invest in convertible bonds. Please explain supplementally if the Fund will invest in contingent convertible bonds.

Response. The sub-adviser has confirmed to the Registrant that the Fund will invest in ETFs that hold convertible bonds and will not hold convertible bonds directly as part of its principal strategy; however, the Fund may invest in convertible bond ETFs that hold contingent convertible bonds.

Comment 12. In “Principal Investment Strategies”, please clarify the maturity parameters for the bonds in which the Fund will invest.

Response. The Registrant has revised the disclosure as follows:

“The Fund attempts to achieve its objective by investing in a portfolio of global bond asset class exchange traded Funds (“ETFs”). The ETFs that may be held in the portfolio include those that invest in U.S. corporate bonds (including investment grade, high yield (also known as “junk” bonds), floating rate, and convertible bonds), foreign bonds (including emerging markets sovereign debt and international treasury), U.S. tax-free/municipal bonds (national, intermediate, high yield, and Build America), mortgage-backed securities and U.S. Treasury securities. The ETFs in which the Fund invests may invest in fixed income securities of any maturity, and the Fund seeks to be broadly diversified across bond asset classes, maturities, and geographical areas.”

Comment 13. In “Principal Risks of Investing in the Fund – Fixed Income Risk”, please consider adding credit risk to the risk disclosure.

Response. The Registrant has revised the risk disclosure as follows:

“Fixed Income Risk. When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities owned by the Fund. In general, the market price of fixed income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment by the Fund, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.”

Comment 14. In “Principal Risks of Investing in the Fund”, please consider whether it would be appropriate to add manager risk given the Fund’s active rotation among asset classes.

Response. The Registrant has added management risk to “Principal Risks of Investing in the Fund.”

Prior Performance of the Sub-Advisor to the AlphaCentric Enhanced Yield Fund

Comment 15. The performance information presented should be net of the Fund’s sales load. Please revise the disclosure as necessary.

Response. The Registrant has not revised the disclosure because, as currently presented, it complies with the relief provided in Nicholas-Applegate Mutual Funds (pub. avail. Aug 6, 1996).

Comment 16. Please confirm that the performance information as presented is accurate.

Response. The sub-adviser has provided revised performance information as follows:

“…The performance of the Garrison Point Enhanced Yield Composite has been audited for the periods after October 31, 2012. Performance for the periods that include the period October 9, 2012 (inception of the Garrison Point Enhanced Yield Composite) through October 31, 2012 are unaudited. The performance results are calculated according to the Global Investment Performance Standards (GIPS). GIPS differ from those of the SEC. The Garrison Point Enhanced Yield Composite performance is calculated “net” of actual separate account fees (i.e., it includes the impact of all account fees and expenses).

Garrison Point Enhanced Yield Composite Net Dollar Weighted Annual Returns

For the Years Ended December 31	Garrison Point Enhanced Yield Composite	Barclay Index**
2012*:	73.07%	1.52%
2013:	28.73%	-2.02%
2014:	32.81%	5.97%

Average Annual Total Returns (for the periods ended December 31, 2014)

	ONE YEAR	SINCE INCEPTION***
Garrison Point Enhanced Yield Composite	32.81%	33.61%
Barclays Index**	5.97%	1.86%

*For the period October 9, 2012 through December 31, 2012. The returns shown for 2012 are the unaudited annualized returns. The non-annualized returns of the composite and index for the same period are 9.60% and 0.34%, respectively.

** The Barclays Aggregate Bond Index The Barclays US Aggregate Bond Index is a broad-based benchmark that measures the investment grade, US dollar-denominated, fixed-rate taxable bond market. The index includes Treasuries, government-related and corporate securities, MBS (agency fixed-rate and hybrid ARM pass-throughs), ABS and CMBS (agency and non-agency).

*** For the period October 9, 2012 through December 31, 2014.

* * * * *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins